UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM U-9C-3

QUARTERLY REPORT
For the quarter ended June 30, 2005
Filed Pursuant to Rule 58 of the Public Utility Holding Company Act of 1935
This report is being submitted as a combined filing for NiSource Inc. and Columbia Energy Group.
Please direct all inquiries to Jeffrey Grossman, Vice President and Controller of NiSource Inc. at 219-647-5675
NiSource Inc./Columbia Energy Group
801 E 86th Avenue
Merrillville, IN 46410

     ITEM 1. ORGANIZATION CHART

Name of Company				Percentage
(Organization Chart Hierarchy)	Energy or			of Voting
(Inactive companies denoted with (*))	Gas-related	Date of	State of	Securities
(Reporting companies denoted with (**))	Company	Organization	Organization	Held	Nature of Business
NiSource Inc.	N/A	N/A	N/A	N/A	N/A
Columbia Energy Group	N/A	N/A	N/A	N/A	N/A
Columbia Atlantic Trading Corporation (**)	Gas-related	03/19/74	Delaware	100%	Gas-related ventures
Columbia Deep Water Services Company (**)	Gas-related	01/07/98	Delaware	100%	Gas pipeline development
Columbia Energy Services Corporation (**)	Energy-related	06/06/60	Kentucky	100%	Energy-related services
NewPower Holdings (**)	Energy-related	06/29/00	Delaware	1.0%	Gas Marketing
Columbia Gas Transmission Corporation (**)	Gas-related	03/03/69	Delaware	100%	Interstate gas pipeline
Columbia Gulf Transmission Company (**)	Gas-related	05/28/58	Delaware	100%	Interstate gas pipeline
Energy USA, Inc.	N/A	N/A	N/A	N/A	N/A
EnergyUSA-TPC Corp. (**)	Energy-related	08/10/00	Delaware	100%	Gas marketing
NI Energy Services Transportation, Inc. (**)	Gas-related	06/18/98	Indiana	100%	Gas pipeline
NI-TEX, Inc.	N/A	N/A	N/A	N/A	N/A
Laredo Nueces Pipeline Company (*) (**)	Gas-related	9/19/1998	Texas	50%	Gas pipeline
Granite State Gas Transmission, Inc. (**)	Gas-related	10/24/55	New Hampshire	100%	Interstate gas pipeline
NI Energy Services, Inc.	N/A	N/A	N/A	N/A	N/A
Crossroads Pipeline Company (**)	Gas-related	04/05/93	Indiana	100%	Interstate gas pipeline
NESI Power Marketing, Inc. (*) (**)	Energy-related	07/18/96	Indiana	100%	Power Marketing
NiSource Energy Technologies, Inc.	N/A	N/A	N/A	N/A	N/A
Acumentrics Corporation (**)	Energy-related	08/18/94	Massachusetts	3.1%	Developer of solid oxide fuel cells
NiSource Retail Service, Inc. (**)	Energy-related	11/12/03	Delaware	100%	Energy-related services
Northern Indiana Fuel and Light Company, Inc.	N/A	N/A	N/A	N/A	N/A
Northern Indiana Trading Company, Inc. (**)	Energy-related	02/10/88	Indiana	100%	Gas marketing

ITEM 2. ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS
Securities:

Company	Type of	Principal			Person to	Collateral	Consideration
Issuing	Security	Amount of	Issue or	Cost of	Whom Security	Given with	Received for
Security	Issued	Security	Renewal	Capital	was Issued	Security	Each Security

None
Capital Contributions:

Company	Company
Contributing	Receiving	Amount of
Capital	Capital	Capital Contribution

None
ITEM 3. ASSOCIATE TRANSACTIONS (in thousands)
Part I. Transactions performed by reporting companies on behalf of associate companies

Rendering Services	Receiving Services	Rendered	Charged	Charges	Capital	Billed

Columbia Gulf Transmission Company	Columbia Deep Water Services Company	Operation & Maintenance	$11	—	—	$11

ITEM 3. ASSOCIATE TRANSACTIONS (continued) (in thousands)
Part II. Transactions performed by associate companies on behalf of reporting companies

Associate Company	Reporting Company	Types of Services	Direct Costs	Indirect Costs	Cost of	Total Amount
Rendering Services	Receiving Services	Rendered	Charged	Charges	Capital	Billed
NiSource Corporate	Columbia Atlantic
Services Company	Trading Corporation	Administrative	$5	—	—	$5

Columbia Gulf
Transmission	Columbia Deep Water	Operation &
Company	Services Company	Maintenance	$11	—	—	$11

NiSource Corporate	Columbia Deep Water
Services Company	Services Company	Administrative	$10	—	—	$10

NiSource Corporate	Columbia Energy
Services Company	Services Corporation	Administrative	$111	—	—	$111

NiSource Corporate	Columbia Gas
Services Company	Transmission Corporation	Administrative	$12,686	—	—	$12,686

NiSource Corporate	Columbia Gulf
Services Company	Transmission Company	Administrative	$3,587	—	—	$3,587

NiSource Corporate
Services Company	EnergyUSA-TPC Corp.	Administrative	$431	—	—	$431

NiSource Corporate	Granite State Gas
Services Company	Transmission, Inc.	Administrative	$145	—	—	$145

NiSource Corporate	Crossroads Pipeline
Services Company	Company	Administrative	$139	—	—	$139

NiSource Corporate	NiSource Retail
Services Company	Services, Inc.	Administrative	$350	—	—	$350

ITEM 4. SUMMARY OF AGGREGATE INVESTMENT (in thousands)

Investments in energy-related companies:
Total consolidated capitalization as of June 30, 2005	$9,783,324		Line 1

Total capitalization multiplied by 15% (line 1 multiplied by 0.15)	$1,467,499		Line 2

Greater of $50 million or line 2		$1,467,499	Line 3

Total current aggregate investment: (categorized by major line of energy-related business)
Energy-related services	$10

Total current aggregate investment		$10	Line 4

Difference between the greater of $50 million or 15% of capital- ization and the total aggregate investment of the registered holding company system (line 3 less line 4)		$1,467,489	Line 5

Investments in gas-related companies:
Total current aggregate investment: (categorized by major line of energy-related business)
Energy-related business	$—

Total current aggregate investment		$—

ITEM 5. OTHER INVESTMENTS (in thousands)

	Other Investment in	Other Investment in
Major Line of Energy-	last U-9C-3 Report	this U-9C-3 Report	Reason for difference
Related Business *	(in thousands)	(in thousands)	in Other Investment
Gas Pipeline and Pipeline Development	$2,084,670	$2,038,664	a
Other Gas-Related Business	—	—	—
Gas and Power Marketing	$447,578	$445,828	b
Other Energy-Related Business	$461,273	$455,082	c
*	For Columbia Energy Group, the scope of the reporting of other investments includes investments, including gas-related guarantees, made before February 14, 1997, in pre-existing subsidiaries that could have been acquired pursuant to Rule 58 (b) (2). For NiSource Inc. the scope of the reporting of other investments includes investments made prior to 11-1-00 (date on which NiSource Inc. became a registered holding company) in pre-existing subsidiaries that could have been acquired pursuant to Rule 58 (b) (2).
a.	In the second quarter of 2005, Columbia Atlantic Trading Corporation’s guarantee for $50,000 thousands expired and long-term debt increased $4,000 thousands due to an intercompany issuance. Columbia Gas Transmission Corporation’s long-term debt was reduced by $6 thousand due to payments on capital leases.
b.	In the second quarter of 2005, guaranties for EnergyUSA-TPC Corp. increased $6,250 thousands due to an increase in activity and Northern Indiana Trading Company’s guaranties decreased $8,000 thousands due to decreased activity.
c.	In the second quarter of 2005, Columbia Energy Services Corporation guarantees decreased $6,191 thousand which decrease over time as performance occurs.

ITEM 6. FINANCIAL STATEMENTS AND EXHIBITS
List all financial statements and exhibits filed as a part of this report.
Confidential treatment requested.

EXHIBITS

1.	Copies of contracts required to be provided by Item 3 shall be filed as exhibits.
NOT APPLICABLE

2.	Certificate stating that a copy of the reports for the previous quarter has been filed with interested state commissions shall be filed as an exhibit. The certificate shall provide the names and addresses of the state commissions.
EXHIBIT A

SIGNATURE
Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NiSource Inc

(Registrant)

Date: August 12, 2005	By:	/s/ Jeffrey W. Grossman

Jeffrey W. Grossman Vice President (Principal Accounting Officer and Duly Authorized Officer)

EXHIBIT A
CERTIFICATE
NiSource’s Quarterly Report on Form U-9C-3 filed pursuant to Rule 58 for the quarter ended March 31, 2005 was filed with each state commission having jurisdiction over the retail rates of the public utility companies that are associate companies of any of the reporting companies.
The names and addresses of each such state utility commission is:
Commonwealth of Kentucky Public Service Commission
211 Sower Blvd
Frankfort, KY 40601
Public Service Commission of Maryland
6 St. Paul Centre
Baltimore, MD 21202
Public Utilities Commission of Ohio
180 East Broad Street
Columbus, OH 43215
Pennsylvania Public Utility Commission
901 North 7th Street Rear
Harrisburg, PA 17105-3265
Virginia State Corporation Commission
1300 East Main Street
Richmond, VA 23219
Indiana Utility Regulatory Commission
302 West Washington Street, Room E 306
Indianapolis, IN 46204
Maine Public Utilities Commission
242 State Street
Augusta, ME 04333
Massachusetts Department of Telecommunications & Energy
One South Station
Boston, MA 02110
New Hampshire Public Utilities Commission
8 Old Suncook Road
Concord, NH 03301